UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Bruce D
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
   USA
2. Issuer Name and Ticker or Trading Symbol
   Sunburst Hospitality Corporation (SNB)
   SNB
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   11/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |-     |-   |-|-                 |-  |-          |635,457            |I     |Note 1                     |
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     "            "        |-     |-   |-|-                 |-  |-          |48,208             |I     |Note 2                     |
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     "            "        |-     |-   |-|-                 |-  |-          |72,495             |I     |Note 3                     |
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     "            "        |-     |-   |-|-                 |-  |-          |35,890             |I     |Note 4                     |
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     "            "        |-     |-   |-|-                 |-  |-          |284,429            |I     |Note 5                     |
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     "            "        |11/5/9|J   |-|30,447            |D  |-          |0                  |I     |Note 6                     |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "            "        |11/30/|J(7)| |20,000            |A  |-          |655,457            |I     |Note 7                     |
                           |99    |    | |                  |   |           |                   |      |                           |
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     "            "        |-     |-   |-|-                 |-  |-          |24,161             |I     |Note 8                     |
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     "            "        |-     |-   |-|-                 |-  |-          |233,405            |I     |Note 9                     |
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     "            "        |11/5/9|J   |-|4,110             |D  |-          |0                  |I     |Note 10                    |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "            "        |-     |-   |-|-                 |-  |-          |9,863              |I     |Note 11                    |
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     "            "        |-     |-   |-|-                 |-  |-          |31,500             |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
No Securities Owned   |-       |-    |-   |-|- -        |A,D|-    |-    |-           |-      |-      |-           |-  |-           |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Shares owned by the Bruce Bainum Declaration of Trust (the "Trust"), the sole trustee of which is Mr.
Bainum.
Note 2: The proportionate interest in shares (593,209) owned by Mid Pines Associates, L.P. by the Trust, the sole trustee of which is Mr.
Bainum.
Note 3: The proportionate interest of the Bruce Bainum Grantor Retained Annuity Trust dated September 5, 1996, the sole trustee of which is Mr. Bainum, in shares (593,209) owned by Mid Pines Associates, L.P.
Note 4: The proportionate interest of various trusts, the beneficiaries of which are Mr. Bainum's minor children in shares (593,209) owned by the Mid Pines Associates, L.P.
Note 5: The proportionate interest of the Trust in shares (1,189,290) owned by Realty Investment Company, Inc., a real estate investment and management company in which Mr. Bainum is a noncontrolling shareholder. Also includes
51,033 shares indirectly held through certain trusts for the benefit of Mr. Bainum's minor children.
Note 6: Mr. Bruce Bainum previously reported his proportionate interest in shares owned by Vintage Limited
Partnership (along with his minor childrens' shares). On November 5, 1999, Vintage contributed its portfolio of
Sunburst shares to Cambridge LLC, a family owned entity. Shares held by Cambridge are not attributable to Mr.
Bainum or his minor
children.
Note 7: Shares owned by the Roberta Bainum Irrevocable Trust. On November 30, 1999 Roberta Bainum transferred 20,000 shares she held directly to her Irrevocable Trust. Mr. Bainum is a trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 8: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (593,209) owned by Mid Pines
Associates, L.P. Mr. Bainum is a trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 9: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (1,191,275) owned by Realty
Investment Company, Inc. Mr. Bainum is the trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 10: The Roberta Bainum Irrevocable Trust previously reported its proportionate interest in shares owned by Vintage Limited Partnership. On November 5, 1999, Vintage contributed its portfolio of Sunburst shares to Cambridge
LLC, a family owned entity. Shares held by Cambridge are not attributable to the Roberta Bainum Irrevocable Trust.
Note 11: The proportionate interest of various trusts in shares (593,209) owned by Mid Pines Associates, L.P. for the benefit of Mr. Bainum's nephews. Mr. Bainum is the trustee and his nephews are the beneficiaries. Beneficial ownership is disclaimed.